

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2023

Heng Fai Ambrose Chan
Chairman and Chief Executive Officer
Alset Capital Acquisition Corp.
4800 Montgomery LN STE 210
Bethesda, MD 20814

>   **Re: Alset Capital Acquisition Corp.**
>   **Amendment No. 2 to Registration Statement on Form S-4**
>   **Filed January 5, 2023**
>   **File No. 333-267841**

Dear Heng Fai Ambrose Chan:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 20, 2022 letter.

Amendment No. 2 to Registration Statement on Form S-4

Q: What equity stake will current stockholders of Alset and the HWH Holders hold in Alset after the Closing?, page 12

1.   We note your revised disclosure on pages 12, 33, and 120 in response to comment 3. Please further revise to allocate the shares owned or controlled by Mr. Chan that you appear to still include in the "public stockholders" category to the line item for Mr. Chan, or tell us why you believe such allocation is appropriate. In this regard, we note that you disclose the shares ultimately controlled by Mr. Chan would make up about 47.9% of the outstanding shares, assuming no redemptions, but you also disclose in the same table that Mr. Chan's ownership only represents 23.4%.

Q: How will the Sponsor and our directors and officers vote?, page 16

2.   We reissue comment 4. Given the vote required to approve the Business Combination Proposal is a majority of the shares outstanding and entitled to vote and present at the Special Meeting, please revise your disclosure on pages 16, 94, 141 and 142 to disclose the number of shares required to approve the proposal, assuming only a quorum is present. In this regard, it appears you have disclosed the number of shares required to approve the proposal if the voting standard were a majority of shares outstanding, which is not the voting standard under your governing documents.

Q: What interests do Alset's current officers and directors have in the Business Combination?, page 16

3.   We reissue comment 5. Disclose the Merger Consideration Mr. Chan is expected to receive in the proposed transaction and its relative value, quantify any amounts subject to reimbursement, and quantify the aggregate amount that the sponsor, its affiliates, and the company's officers and directors have at risk that depends on completion of a business combination. Make conforming changes to your disclosure on pages 43, 96 and 118.

Summary of the Proxy Statement/Prospectus, page 27

4.   We note your revised disclosure in response to comment 1 that you intend to avail yourself of the controlled company exemption from corporate governance standards. Please include comparable disclosure in the summary and where you discuss the corporate governance of the post-combination company throughout your filing. Please also add a related risk factor discussing the scope of the exemption and associated risks to investors and to the company.

5.   Please revise the diagrams on pages 28 and 157 to identify Mr. Chan's ownership of the various entities, as applicable.

Total Shares to be Issued in the Business Combination, page 31

6.   We note your revised disclosure in response to comment 2. Please include comparable disclosure where you disclose that shares issued to the existing HWH Holders will equal approximately 38.8% of the outstanding capital stock of Alset, such as on pages 32 and 120.

Unaudited Pro Forma Condensed Combined Financial Information
Notes to the Unaudited Pro Forma Condensed Combined Financial Information
Note 3. Transaction Accounting Adjustments to the Alset and HWH Unaudited Pro Forma Condensed Combined Balance Sheet as of August 31, 2022, page 57

7.   We have reviewed your response to comment 8 noting that you now believe you do not own a majority of Alset at the time of business combination and are now accounting for the transaction as a recapitalization. This does not appear to address our comment as you

have not presented an analysis for how Alset and HWH are not under common control. In your analysis, please tell us how you took into account both direct and indirect ownership. For example, it appears from the disclosure on page 28 that Alset, Inc. owns 85% of Alset International Limited which in turn owns a 10.5% of Alset Capital Acquisition. In addition, please tell us how you considered the voting interest Mr. Chan holds in each of these entities.

Risk Factors

We may not be able to complete an initial business combination with a U.S. target company, page 82

8.   We note your revised disclosure in response to comment 11 and reissue our comment in part. Please disclose the consequences of liquidation to investors, including that the warrants would expire worthless.

Timeline of the Business Combination with HWH, page 107

9.   We note your revised disclosure in response to comment 12. Please further revise to provide the disclosure required by Item 1015(b)(2)-(4) and (6) of Regulation M-A. With respect to Item 1015(b)(6), provide more detail regarding each of the analyses used by Kraft Analytics that is comparable to the disclosure you provide regarding ValueScope's analyses beginning on page 115. Please also file the report as an exhibit to your registration statement.

10.   We reissue comment 13 in part. Please clarify your disclosure as to whether the agreed valuation of $125 million is inclusive of a $30 million PIPE.

11.   We note your response to comment 14 that the presentation prepared by HWH management consisted of preliminary high-level projections. Please clarify in your disclosure whether those projections are the same as those included on page 109. If not, please disclose such projections in your filing.

12.   We reissue comment 15. Please provide a detailed description of the negotiations regarding the letter of intent that was executed on July 28, 2022 by HWH and Alset, including the material terms of the initial draft, the material terms included in the final executed version, and how the material terms evolved over the course of the negotiations. Please include enough information so that investors can fully understand how the final terms were negotiated and ultimately determined. We note your current disclosure states that "enterprise value and exclusivity were among the subjects negotiated." If these were the only terms negotiated, so state.

13.   We note your response to comment 18 and reissue our comment in part. Throughout this section, identify the individuals from Alset management who attended each meeting and participated in the negotiations. Please also clarify whether Mr. Chan participated in negotiations on behalf of HWH along with William Wu and Wong (Aston) Tat Keung. Lastly, disclose when Alset's board approved the business combination and which board

members participated in the vote.

14. We reissue comment 19 in part. To the extent additional financing has not been secured, discuss why.

HWH International Membership Assumptions, page 109

15. We note you revised disclosure in response to comment 21. Where you disclose that the basis for HWH's membership growth rate projections is HWH's historical performance in South Korea and that the basis for your price projections are derived from SHRG's statistical data of average spending per active member of approximately US$ 1,200, revise to clarify the time period over which you calculated this figure.

Material U.S. Federal Income Tax Considerations, page 132

16. We reissue comment 28. Please revise your disclosure in this section to explain why counsel is giving a "should" opinion and cannot give a "firm" opinion and describe the nature and degree of the uncertainty concerning the opinion.

Executive Compensation of HWH, page 167

17. Please update your disclosure to include the year ended December 31, 2022.

HWH Management's Discussion and Analysis of Financial Condition and Results of Operations Financial Impact of the COVID-19 Pandemic, page 170

18. We note your response to comment 35 and your disclosure here and in your risk factor on page 71, that your business was impacted by the COVID-19 pandemic. Please revise to provided quantitative disclosure about the impact on your business.

Results of Operations, page 171

19. We have reviewed your revised disclosure to comment 33 noting your revenue has decreased due to a reshuffling of your business model. This appears to be inconsistent with your disclosure on page 63 which states you have no intention of changing your business model. Please provide us with a detailed discussion of the changes that have taken place in your business model. In addition, please provide a robust explanation to further explain the decline in your membership fees by 84%, including the number of members and the fees charged in each of the corresponding periods.

20. We have reviewed your revised disclosures to comment 34 noting the decrease in cost of revenues and operating expenses was because membership sales decreased starting in May 2021 and came to a halt in March 2022. Please quantify the number of memberships sold between theses comparative period and discuss the issues that resulted in your memberships coming to a halt in 2022.

Liquidity and Capital Resources, page 172

21.   We reissue comment 36 in part. Please address how the company expects to fund its planned expansion projects and any implications this may have on your operations. Disclose whether the company will need to seek additional funding beyond the funds received as part of the business combination.

HWH International Inc. and Subsidiaries
Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Revenue Recognition, page F-44

22.   We have reviewed your response to comment 42 and the revised disclosure noting it does not appear to address our comment, therefore it is being reissued. We note from your disclosure on page 156 that you currently have one membership tier, with 9,811 members at an annual fee of $58.00 per year. Please tell us if the membership fee revenue presented on page F-50 represents only the annual membership fee of your 9,811 members or if additional items are included in this revenue stream. In addition, please provide us with a reconciliation of the number of memberships sold and the price per membership for the periods presented.

23.   We note from your disclosure on page 162 that you do not consider yourself a multi-level marketing company. Please provide us with a detailed discussion of how you made this determination, particularly considering your members earn a commission for referring new members with additional commissions for leaders and high-performing leaders and a similar commission if a non-member purchases any of your products through a member referral.

Note 7. Accrued Expenses, page F-47

24.   We have reviewed your revised disclosure to comment 44 noting it does not appear to address our comment. Please provide us with a detailed discussion of how commissions are earned on the non-member purchases of products.

25.   In addition, we note from your revised disclosure on page 158 that there is another 5% commission for business development and the corporate and support team, a 10% commission for the leaders, and an additional 3% for the highest-performing leader. Please provide us with a detailed discussion of how these commissions are earned and the parameters for being classified as a "leader" and "highest-performing leader".

Heng Fai Ambrose Chan
Alset Capital Acquisition Corp.
January 26, 2023
Page 6

HWH International Inc. and Subsidiaries
Consolidated Financial Statements
For the Nine Months Ended September 31, 2022 and 2021
Consolidated Statements of Operations and Comprehensive Income (Unaudited), page F-54

26.   Please provide us with a detailed discussion to support your reclassification of sales commissions from cost of revenues to operating expenses and cite the specific authoritative literature you utilized to support your accounting treatment. In addition, please explain how you considered Rule 5-03(b)(2) in presenting all direct and indirect costs of revenues on the face of your Statement of Operations.

27.   Considering the comment above, please tell us how you determined your presentation of gross profit contemplates all costs of revenue.

General

28.   We reissue comment 48 in part. Please include a separate "Enforceability" section, consistent with Item 101(g) of Regulation S-K.

    You may contact Nasreen Mohammed at 202-551-3773 or Angela Lumley at 202-551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Darrin M. Ocasio, Esq.